Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On June 5, 2018, Rite Aid Corporation (“Rite Aid”) filed a Current Report on Form 8-K with the following information:

On June 5, 2018, members of senior management of Rite Aid will make a presentation to an industry group to (i) provide an update on Rite Aid’s business, (ii) provide certain information regarding the pending merger with Albertsons Companies, Inc., a Delaware corporation (“Albertsons”), and (iii) provide information on the combined company. A copy of Rite Aid’s presentation is being furnished as Exhibit 99.1 to this Form 8-K.

The presentation is subject to a number of assumptions as more fully set forth in the presentation and actual results could differ from those included in the presentation, and such differences may be material. The presentation is for illustrative purposes only and should not be viewed in replacement of results prepared in compliance with Generally Accepted Accounting Principles or any pro forma financial statements subsequently prepared in accordance with rules and regulations of the Securities and Exchange Commission (the “SEC”).

The presentation includes the non-GAAP financial measures, “Adjusted EBITDA,” “Adjusted Net Income (Loss),” “Adjusted Net Income (Loss) per Diluted Share” and “Pro-Forma Adjusted EBITDA.” Rite Aid uses these non-GAAP measures in assessing its performance in addition to net income, the most directly comparable GAAP financial measure. A reconciliation of Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Pro-Forma Adjusted EBITDA to net income is included in the press release, which is furnished as Exhibit 99.1 hereto.

Rite Aid believes Adjusted EBITDA serves as an appropriate measures in evaluating the performance of its business and helps analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures, such as net income, operating income and gross profit. Rite Aid defines Adjusted EBITDA as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write-downs related to store closings, debt retirements, the previously received Walgreens Boots Alliance, Inc. (“WBA”) merger termination fee, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets and revenue deferrals related to Rite Aid’s customer loyalty program). Rite Aid references this non-GAAP financial measure frequently in its decision-making because it provides supplemental information that facilitates internal comparisons to historical periods and external comparisons to competitors. In addition, incentive compensation is based in part on Adjusted EBITDA and Rite Aid bases certain of its forward-looking estimates and budgets on Adjusted EBITDA.

Rite Aid defines Adjusted Net Income (Loss) as net income (loss) excluding the impact of amortization of EnvisionRx intangible assets, merger and acquisition-related costs, loss on debt retirements, LIFO adjustments, and the previously received WBA merger termination fee. Rite Aid calculates Adjusted Net Income (Loss) per Diluted Share using Rite Aid’s above-referenced definition of Adjusted Net Income (Loss). Rite Aid believes Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share serve as appropriate measures to be used in evaluating the performance of its business and help its investors better compare Rite Aid’s operating performance over multiple periods.

Rite Aid defines Pro Forma Adjusted EBITDA as Adjusted EBITDA plus the fees that would have been earned under the Transition Services Agreement (the “TSA”) with WBA for the relevant period, and in order to improve comparability, Pro Forma Adjusted EBITDA further adjusts results so that periods contain the same number of weeks.

Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Pro Forma Adjusted EBITDA should not be considered in isolation from, and are not intended to represent alternative measures of, operating results or of cash flows from operating activities, as determined in accordance with GAAP. Rite Aid’s definitions of Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Pro Forma Adjusted EBITDA may not be comparable to similarly titled measurements reported by other companies or similar terms in Rite Aid’s debt facilities.

The information being furnished pursuant to this “Item 7.01 Regulation FD Disclosure” shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act regardless of any general incorporation language in such filing.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid and Albertsons and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company and the expected timing of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) with Albertsons. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the Merger Agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the Merger Agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the SEC and in the registration statement on Form S-4 that was filed with the SEC by Albertsons on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with WBA. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus that has been filed with the SEC on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018, as it may be further amended. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended.

Important Notice Regarding Forward - Looking Statements : This communication contains certain “forward - looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 , both as amended by the Private Securities Litigation Reform Act of 1995 . Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc . (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements . Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement . The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward - looking statements . These forward - looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated . Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained ; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses ; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement) ; the risk that there may be a material adverse change of Rite Aid or Albertsons ; risks related to disruption of management time from ongoing business operations due to the proposed transaction ; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally ; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected ; the risk that the combined company may be unable to achieve cost - cutting synergies or it may take longer than expected to achieve those synergies ; and risks associated with the financing of the proposed transaction . A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10 - K for the fiscal year ended March 3 , 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S - 4 that was filed with the SEC by Albertsons on April 6 , 2018 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements . Accordingly, you are cautioned not to place undue reliance on these forward - looking statements . Forward - looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward - looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation . All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc . There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all . For further information on such transaction, see Rite Aid’s Form 8 - K filed with the SEC on March 28 , 2018 . Safe Harbor Statement 2

Additional Information and Where to Find It In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6 , 2018 a registration statement on Form S - 4 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons . The registration statement is not yet final and will be amended . Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger . Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger . INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN . Investors and security holders may obtain copies of the Form S - 4 , including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www . sec . gov) . Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www . RiteAid . com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention : Senior Director, Treasury Services & Investor Relations . Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www . sec . gov) and on Albertsons’ website at www . albertsonscompanies . com . Participants in Solicitation Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction . Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7 , 2017 , as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement . Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S - 4 , including the proxy statement/prospectus that has been filed with the SEC on April 6 , 2018 , as amended by Amendment No . 1 to the registration statement on Form S - 4 filed with the SEC on May 15 , 2018 , as it may be further amended . Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available . These documents can be obtained free of charge from the sources indicated above . Non - Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Safe Harbor Statement 3

CAUTIONARY NOTE REGARDING PRO FORMA INFORMATION : The following presentation provides certain pro forma information regarding the impact of Rite Aid’s proposed sale of stores and assets to WBA on Rite Aid’s results of operations and capital structure . The pro forma information is for illustrative purposes only, was prepared by management in response to investor inquiries and is based upon a number of assumptions . The pro forma information assumes the completion of all the asset sales when they will actually take place over an extended period of time . Additional items that may require adjustments to the pro forma information may be identified and could result in material changes to the information contained herein . The information in this presentation is not necessarily indicative of what actual financial results of Rite Aid would have been had the sale occurred on the dates or for the periods indicated, nor does it purport to project the financial results of Rite Aid for any future periods or as of any date . Such pro forma information has not been prepared in conformity with Regulation S - X . Rite Aid’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information . Accordingly, they do not express an opinion or provide any form of assurance with respect thereto . The information in this presentation should not be viewed in replacement of results prepared in compliance with Generally Accepted Accounting Principles or any pro forma financial statements subsequently required by the rules and regulations of the Securities and Exchange Commission . Safe Harbor Statement 4

Non - GAAP Financial Measures The following presentation includes non - GAAP financial measures, Adjusted EBITDA . Pro Forma Adjusted EBITDA, Adjusted EBITDA Gross Profit, Adjusted EBITDA SG&A, Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share . Rite Aid defines Adjusted EBITDA as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, inventory write - downs related to store closings, debt retirements, the WBA merger termination fee, and other items (including stock - based compensation expense, merger and acquisition - related costs, severance and costs related to distribution center closures, gain or loss on sale of assets and revenue deferrals related to our customer loyalty program) . Rite Aid defines Pro Forma Adjusted EBITDA as Adjusted EBITDA plus the fees that would have been earned under the Transition Services Agreement (the "TSA") with WBA for the relevant period, and in order to improve comparability, Pro Forma Adjusted EBITDA further adjusts results so that periods contain the same number of weeks . Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share exclude amortization of EnvisionRx intangible assets, merger and acquisition - related costs, loss on debt retirements, LIFO adjustments, and the WBA merger termination fee . The presentation includes a reconciliation of Adjusted EITDA, Pro Forma Adjusted EBITDA, Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Diluted Share . The appearance of Non - GAAP Measures in this presentation should not be construed as an inference that its future results will be unaffected by unusual or non - recurring items . 5

New Rite Aid Profile Key Metrics 2,550 Stores in 19 States as of March 3, 2018 Full - Service Pharmacy Benefit Management Company (EnvisionRx) with approximately 4 million lives under management Fills over 215 million scripts per year in retail pharmacy (1) Approximately $16.0 billion in Retail Pharmacy Sales and $6.0 billion in PBM Sales for the LTM period ended March 3, 2018 $ 647 million in Pro Forma EBITDA for the LTM period ended March 3, 2018 Rite Aid States / Store Count Rite Aid Distribution Centers As of 3/3/2018 139 14 73 1 570 3 269 214 8 529 78 6 62 MA 10 CT 34 NJ 133 DE 42 . 321 MD 44 Note: Map represents remaining stores and distribution centers following sale to WBA. Financial figures and statistics are as of fiscal year ended March 3, 2018. Rite Aid information is pro forma for its store divestitures to WBA. The sale of all stores under the asset purchase agreement wit h W BA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018 . (1) Based on 30 - day equivalent 7

Represents our position in CBSA’s where we have a presence, based on store count. Stores 1 st 2 nd 3 rd California 570 35% 32% 18% Pennsylvania 529 66% 21% 10% Michigan 269 72% 3% 14% Ohio 214 59% 18% 3% New York 321 30% 10% 25% Washington 139 37% 42% 16% Oregon 73 55% 15% 15% Position in CBSA’s Strong Presence in Key States 8

Improved Leverage ($ in millions) Net Debt 6,908$ 2,921$ Adjusted EBITDA 944$ 647$ Leverage Ratio 7.3 4.6 Actual as of Sept. 1, 2017 Actual as of March 3, 2018 9

Strategic Priorities • Redefine & enhance our customer & patient experience • Engage with payor partners to create a sustainable business model • Evaluate our pharmacy purchasing options to ensure we have competitive drug cost • Streamline our operations • Grow our pharmacy benefits manager, EnvisionRxOptions 10

Redefine & Enhance Customer & Patient Experience • Immunizations • Wellness Stores • Wellness+ Loyalty Program • Localized Product Assortment • Private Brand • Omni - Channel 11

Immunization Trends 12 1,915 1,881 1,898 2,195 340 441 462 507 2,255 2,322 2,360 2,702 FY2015 FY2016 FY 2017 FY 2018 Flu shots All Other (in thousands)

Wellness Store Renovations • Comp results for Wellness stores continue to exceed the chain average (1) • Front - end sales growth outperformance of 173 bps in Q4 Fiscal 2018 • Script count growth outperformance of 259 bps in Q4 of Fiscal 2018 • Remodeled Stores Since 2012 (2) : (1) Calculation compares the comp results of Wellness stores remodeled in the last 24 months to the remainder of the chain. (2) Shows remodels in stores that will be with Rite Aid post asset sale . 280 532 815 1,077 1,343 1,533 1,649 FY 2012 FY 2013 FY 2014 FY 2015 FY 2016 FY 2017 FY 2018 13

Wellness+ Loyalty Program $27.74 $35.61 $46.42 Bronze Silver Gold Members 77% Non - Members 23% Members 52% Non - Members 48% (1) Based on results for LTM ended April 30, 2018 (2) Active member defined as a customer who shopped a store two or more times in six months 14 Wellness+ Average Customer Basket (1) Wellness+ Penetration (2) Front End Sales Prescriptions Over 13m Active Members (2)

Localized Product Assortment • Being relevant and local will be a key differentiator for the new Rite Aid • Appropriate ethnic assortment to match core demographic • Consumables, beauty, and seasonal • Product assortment that resonates with local community • Consumables and apparel • Expanded DME in select communities • Localized In Store Marketing and Team • Relevant ISM elements/graphics, especially in beauty categories • Second language navigation, signing, etc. • Associates that represent and understand the local community 15

Rite Aid Private Brands • Six key brands with over 4000 items throughout the store and sales over $1B • A strategic point of difference for Rite Aid, offering many exclusive items and great value (price/quality) for our customers • Commitment to quality with all products tested through UL to meet or exceed National Brand standards 16

Omni - Channel • Wellness+ loyalty program has enabled us to personalize communications, enhancing reach, frequency, and relevancy • Over 13M active members • Personalized offers and content in email and direct mail • Mobile app usage continues to grow • Recent enhancements have led to 4.7/5.0 rating in iOS/Apple app store • Increased engagement in Pharmacy services features including prescription refills • Our circular reach has transitioned, and is balanced between print and digital • On - line marketing is targeted and segmented based on our loyalty data and use of machine learning technology partners/ platforms • Providing Rx delivery service in approximately 50% of our stores 17

Pharmacy Business Stabilization • Productive engagement with our payor partners • Rates have stabilized quarter over quarter • Better predictability on reimbursements and access for the coming year 18

Optimize Pharmacy Purchasing • WBAD generic purchasing option • Available to us now • Option expires May 2019 • Requires brands to be sourced thru ABC • Benefit identified in clean room process • RFP process to achieve lowest possible drug cost prior to exercising option • WBAD option, possible bids from McKesson and Cardinal 19

Streamline Our Business • Reduce near term operating costs • Store and field labor efficiency • Advertising: reduce circular costs • Indirect procurement • Estimated long - term reduction of $96 million of administrative costs • Process reengineering at corporate office • Reduction of workload due to store count reduction • Eliminate layers 20

EnvisionRx Options

Today, a full-service PBM platform with:

- Comprehensive suite of services offered as a bundle or à la carte
- Patented Point-of-Service (POS) rebate technology
- Laker Software is claims adjudicator for ~20 other PBMs
- Aggregates ~22 million lives across all businesses
- $5.9 billion in Revenue and $172 million in Adjusted EBITDA in FY 2018
  - FY 2015 - FY 2018 growth CAGRs: 11% Revenue / 19% EBITDA


ERxO Value Proposition
- Operational Flexibility
- On-Going Insights
- Bottom Line Impact
- Transparent Performance
- Quality Assured
EnvisionRx
Transparent
Pass-through PBM
EnvisionPharmacies
Mail Order/
Specialty Pharmacy
MedTrakRx
Traditional PBM
ENVISION Rx
OPTIONS
DesignRx
Cash-pay
Infertility Treatment
EnvisionInsurance
Medicare Approved
Insurance Company
EnvisionSavings
Discount Card
LakerSoftware
Third-party
Claims Adjudication
Diverse Client Base
Employers
Managed Care
Consultants / Brokers
Medicare Part D
Consumers
Workers Comp
Other PBMs
Hospital Systems

21

Medicare Part D Update 286 191 238 77 180 347 21 31 26 384 402 611 2016 2017 2018 Low Income Subsidy (LIS) Members Non-LIS Members (Choosers) Group Members (EGWP) 22 (in thousands) Lives covered by EnvisionRx (1) (1) Represents estimated enrollment at the end of calendar 2018

WBA Asset Sale Update • As of March 27, 2018, all 1,932 stores and related assets have been transferred to WBA with $4.157 billion in proceeds received to date which is being used to reduce debt • Transfer of the three distribution centers and related inventory is expected to begin after September 1, 2018 • The majority of the closing conditions have been satisfied, and the transfer of the distribution centers and related assets remain subject to minimal customary closing conditions as specified in the Asset Purchase Agreement • Rite Aid will have the option to purchase generic drugs that are sourced through an affiliate of WBA at a cost substantially equivalent to Walgreens for a period of 10 years 23

Revenue 5,394.3$ 5,903.4$ Adjusted Net (Loss)/Income (10.3)$ 19.8$ Adjusted Net (Loss)/Income per Diluted Share (0.01)$ 0.02$ Adjusted EBITDA 157.4$ 2.92% 167.6$ 2.84% Pro Forma Adjusted EBITDA 173.2$ 180.8$ 13 Weeks Ended March 3, 2018 14 Weeks Ended March 4, 2017 Q4 - Fiscal 2018 Summary 25 ($ in millions, except per share amounts) CONTINUING OPERATIONS

Revenue 5,394.3$ 5,903.4$ Adjusted EBITDA Gross Profit 1,227.3$ 22.75% 1,321.8$ 22.31% Adjusted EBITDA SG&A 1,069.9$ 19.83% 1,154.2$ 19.55% Adjusted EBITDA 157.4$ 2.92% 167.6$ 2.84% Adjustment for additional week - (10.8) Adjustment to reflect a full TSA fee 15.8 24.0 Pro Forma Adjusted EBITDA 173.2$ 3.21% 180.8$ 3.06% 13 Weeks Ended March 3, 2018 14 Weeks Ended March 4, 2017 Q4 - Fiscal 2018 Summary 26 ($ in millions) CONTINUING OPERATIONS

Q4 - Fiscal 2018 Summary • Retail Pharmacy Segment revenue decreased $447.8 million or 10.1%. Excluding $312.2 million of revenues related to the extra week in Fiscal 2017, Retail Pharmacy Segment revenue decreased 3.3% due to a 1.8% decrease in comparable script growth and a 0.6% decrease in same store front end sales. This was partially offset by stabilization in reimbursement rate pressure . Pharmacy Services r evenues decreased $65.3 million, primarily due to a decline in the commercial business and changes in composition of Medicare Part D membership • Retail Pharmacy Segment Adjusted EBITDA Gross Profit decreased $91.9 million due to an extra week in the prior year, but Adjusted EBITDA Gross Margin increased by 77 bps. The Gross Margin improvement was driven by stabilization of reimbursement rates and improvement in generic purchasing, somewhat offset by lower revenues. Pharmacy Services adjusted EBITDA decreased $11.3 million, primarily due to the reduction in revenue • Adjusted EBITDA SG&A decreased $92.7 million due to the extra week in the prior year and increased 44 bps as a percentage of revenues due to our inability to offset our same store sale declines. 27 CONTINUING OPERATIONS

$700 $2,000 $295 $128 $1,800 $0 $1,000 $2,000 $3,000 $4,000 $5,000 2017 2018 2019 2020 2021 2022 2023 . . . . . . 2027 2028 Improved Leverage & Maturity Profile 28 Note: Maturities reflect calendar year. Amounts reflect face value and are not net of unamortized debt issuance costs. *Assumes a $2.5 billion revolving credit facility, with a maturity in 2023. $1,925 $1,775 $295 $128 $470 $500 $902 $810 $1,800 $0 $1,000 $2,000 $3,000 $4,000 $5,000 2017 2018 2019 2020 2021 2022 2023 . . . . . . 2027 2028 December 2, 2017 Pro Forma Post Transaction Net Leverage 7.6x Pro Forma Net Leverage 4.6x Second Lien ABL Funded ABL Unfunded Commitment Senior Unsecured Notes Senior Unsecured (Guaranteed) Notes ($ in millions)

($ in millions) Low High Average Net Loss ($95) ($40) ($68) Adjustments: Interest Expense 210 210 210 Income Tax Benefit (15) (10) (13) D&A 380 380 380 LIFO Charge 35 35 35 Loss on Debt Retirements 15 15 15 Store Closing & Impairment Charges 40 40 40 Other 45 45 45 Adjusted EBITDA $615 $675 $645 Rite Aid FY 2019 Guidance • Sales expected to be $21.7 – $22.1bn, with same store sales of flat – 1.0% • Adjusted EBITDA expected to be in the range of $615m to $675m ($645m midpoint) and Net Loss to be in the range of ($95m) to ($40mm) • Positive Front End Sales comps expected • Focus on Consumables, Beauty, Vitamins & Supplements • Relaunch “Wellness + with Bonus Cash” • Script pressure, particularly in first half of year • Driven by cycling of FY17 plan losses, partially offset by file buys and immunizations • Rx GP net rate improvement as cost concessions and inflation exceed projected reimbursement rate reductions • EnvisionRx revenue expected to increase due to investments in commercial and Med D business, but EBITDA expected to decline due to investments necessary to support the business • $ 250m of CapEx (primarily File Buys and Wellness remodels) • 142 Wellness remodels yield incremental sales, GP, and EBITDA 29 Commentary Outlook Guidance Range

Creating a Leader in Food , Health & Wellness 30

Our Companies

RITE AID (1)

- 2,550 stores in 19 states
- 215 million scripts per year(2)
- Full service PBM (EnvisionRxOptions) with ~22 million lives covered across all business
- $16bn in Retail Pharmacy and $6bn in EnvisionRx sales, respectively
- Wellness+ loyalty program (13 million members)
- 8.5 million transactions per week



139
73
14
1
570
3
269
214
321
529
78
8
6
62
MA 10
CT 34
NJ 133
DE 42
MD 44

Albertsons Companies

- 2,318 stores in 35 states and the District of Columbia
- 102 million scripts(2) per year (1,777 in-store pharmacies)
- Ranked #1 or #2 in 66% of 122 MSAs
- $60bn in sales
- $11.5bn in Own Brands sales
- 34 million customers per week



223
124
41
38
1
3
14
5
49
5
108
605
141
35
226
1
16
1
182
4
17
21
53
39
3
25
22
NH 27
VT 19
MA 78
RI 8
CT 4
NJ 79
DE 20
MD 68
DC 13

Rite Aid States / Store Count | Albertsons States / Store Count | ★ Distribution Centers

Note: Financial figures reflect LTM Q4'17 ended February 24, 2018 and statistics are as of Q4'17 ended March 3, 2018.
(1) Rite Aid information is pro forma for its store divestitures to WBA. The sale of all stores under the asset purchase agreement with WBA was completed in March 2018; the transfer of three remaining distribution centers and related inventory is expected to begin after September 1, 2018.
(2) Based on 30-day equivalent.

31

TOGETHER RITE AID WEWILL

The Transaction Transforms R ite Aid 32 Increased Geographic Presence… …New Levers for Growth… …Solidifies Financial Strength 1 2 3 The #3 drug store player with 2,550 counters (1) … …to the differentiated leader in Food, Health & Wellness Creates compelling value for our customers and our shareholders  Convenience and format choice for customers  Local market leadership  Leverage strength and capabilities of both companies  New customer lives  Transforms front end  Access new markets  Strong cash flow for future investment  Diversifies revenue and profit streams  Substantial synergy opportunity (1) Based on number of locations as of March 3, 2018.

Key Transaction T erms 33 Consideration Closing Considerations  For every 10 Rite Aid shares, Rite Aid shareholders will have the right to elect to receive either 1 share of Albertsons plus $1.832 in cash or 1.079 shares of Albertsons  If all Rite Aid shareholders elect to receive shares plus cash, former Rite Aid shareholders will own appx. 28.0% of the combined company and former Albertsons shareholders will own appx. 72.0% (1)  If all Rite Aid shareholders elect to receive solely Albertsons shares, former Rite Aid shareholders will own appx . 29.6% of the combined company and former Albertsons shareholders will own appx. 70.4%  Transaction expected to close early in the second half of calendar 2018  Rite Aid shareholder approval required  Subject to regulatory approvals and other customary closing conditions Albertsons Shareholder Commitment  Albertsons shareholders will be subject to a 180 day lock - up following merger  Provisions for orderly monetization over 18 months thereafter Board of Directors  Majority of independent Directors  4 directors named by Albertsons (including Bob Miller)  4 directors named by Rite Aid (including John Standley)  1 jointly appointed independent director Headquarters  Company will be dual - headquartered in Boise (ID) and Camp Hill (PA) (1) If all Rite Aid shareholders elect to receive shares plus cash, the pro forma fully diluted number of Albertsons shares will be  392.9 million.

Combination Highlights 34  $83bn revenue (1)  4,868 stores and 4,327 pharmacies  40+ million customers per week and 317 million prescriptions filled per year  Leading positions in 66% of the top MSAs (2)  70% of pharmacy locations in the West are #1 or #2 (3)  Complementary offerings and convenient formats and locations  Robust and developing omni - channel presence  Advanced customer analytics capability  Pharmacy customers are the most valuable in food retail  Attractive pharmacy network – positions the company for growth  EnvisionRxOptions – as a vehicle to grow lives  $3.3bn Adj. EBITDA (1) (excluding expected synergies)  $375m of expected run - rate cost synergies (4)  $3.6bn of revenue opportunities (5)  Robust free cash flow and valuable owned real estate Powerful Combination Increased Local Presence Differentiated Customer Proposition Integrated Platform Strong Financial Profile (1) Represents pro forma management estimate / guidance for fiscal year 2018 . (2) Grocery regional ranks based on Nielsen data (including mass) for Albertsons operating divisions across 122 MSAs. (3) Top MSAs Pharmacy share based on number of stores vs. competitors west of Colorado. (4) Run - rate cost synergies expected to be realized by the end of February 2022, with associated one - time costs of $ 400mm (5) Revenue opportunities expected to be realized by the end of February 2022, with associated one - time costs of $300mm.

#2 Eastern #1 #3 #3 #2 #2 #1 #3 #1 #3 #2 #2 #1 #3 Southern #2 Denver #2 #1 Intermountain #1 #1 #1 Seattle #1 Portland #1 Nor Cal #1 So Cal #2 Southwest #1 #3 #2 # # Total pharmacy count (2) Grocery regional rank (3) Rite Aid location Albertsons location #1 Jewel Osco Acme Shaw’s United Note: Rite Aid stores are pro forma for WBA store divestitures. The sale of 1,932 stores under the asset purchase agreement with WBA was completed in March 2018; the transfer of three distribution centers and related inventory is expected to begin after September 1, 2018 . For Albertsons, state of Alaska is part of Seattle operating division and state of Hawaii is part of the Nor Cal operating division. Grocery regional rank is based on markets in which Albertsons regional chains compete . (1) Ranked by store count. (2) Pharmacy share (green circle) based on number of stores vs. competitors in a given state. (3) Grocery regional ranks (blue circle) based on Nielsen Food Channel analysis data (excluding mass) for calendar Q3’17 across Albertsons’ operating divisions. Creating Local Networks in Attractive Geographies 35  #1 integrated food and drug retailer on the West Coast (1)  Strong position in the Northeast

Focusing on our Relationship with our Most Valuable Customers

National Pharmacy Brand With More Options And Convenience For Customers



- **4,327** Pharmacies
- **$15bn** Annual Combined Pharmacy Sales[2]
- **~325** Health Clinics
- **317m** Annual Combined Script Count
- Rx customers visit **2.3x per week** vs. 0.8x for non-Rx

Albertsons Rx Customers Spend Significantly More Than Non-Rx Customers[1]



(Spend per transaction)
~$92
~$26
~$66
~$24
>3.5x
Higher total spend per week
>2.5x
Higher grocery spend per week
Grocery customer
Rx customer
Grocery spend
Rx spend

Our nationally recognized pharmacy brand will appeal to preferred networks and drive valuable incremental pharmacy customers

(1) Based on Albertsons customer data for FY'17 Q3.
(2) Does not include Front End or EnvisionRx sales.

36

Increase Lives through Broader Geographic Coverage & Strong Local Pharmacy Networks

Integrated Healthcare Network

Combined pharmacy network increases choice, convenience and access to the **~50 million lives in West Coast markets**

Invest in preferred relationships with EnvisionRxOptions, other PBMs and regional payors to drive increased script growth

Strengthens preferred relationships with additional services such as health clinics and dieticians

Expand Envision Insurance Medicare Part D plan **to West Coast regions**

Significant Opportunity to Convert Lives



Total lives: ~50 million

Addressable Lives(1)

Lives in Partnership(2)

New grocery and Rx customers

Every additional 100,000 lives drives $200m in incremental combined grocery and drug revenue per year(3)

(1) Total lives less current Albertsons / Rite Aid customers and less lives in open networks.
(2) Addressable lives that are converted into partnership customers through EnvisionRx, other PBMs and regional payors .
(3) Estimated data, based on Albertsons pharmacy customer annual spend of ~$4,800 and Rite Aid of ~$1,100.

TOGETHER RITE AID WEWILL

37

Opportunity to Deliver Significant Cost Synergies

Expected Cost Synergies: $375 million EBITDA Contribution

Category	Description	Amount	
Branded Savings & Merchandising	▪ Leverage combined scale to increase vendor funding and COGS reduction	$90m	Represents 0.5% of Feb'19E COGS
Private Label	▪ Albertsons general merchandise and health and beauty care penetration increase to Rite Aid levels and Rite Aid dry grocery penetration increase to Albertsons levels. ▪ Reduce COGS in combined general merchandise, health and beauty care and Rite Aid dry grocery	$90m	
Pharmacy	▪ Purchasing, formulary optimization, and expansion of central fill capabilities	$75m	
Supply Chain & Manufacturing	▪ Rationalization of the DC network and introduction of Albertsons manufactured products to Rite Aid	$25m	
Marketing & Advertising, Insurance, Utilities, GNFR	▪ Reduced combined spend on print advertising, agency and production ▪ Lower insurance premiums for combined lines, reduction in credit card swipe fees and improved COGS for GNFR (Goods Not for Resale)	$55m	Represents 0.5% of Feb'19E SG&A
Corporate & Regional Functions	▪ Plan to consolidate certain back office corporate administrative functions ▪ Consolidate regional pharmacy operations	$40m	

Associated one-time costs of ~$400 million

Approximately 2/3 of synergies are expected to be achieved within the first two fiscal years following completion of the merger

38

Combination Creates Opportunities to Drive Traffic & Growth

Incremental Revenue Opportunities of $3.6 Billion[(1)]

Narrow Networks	Approach payors and PBMs to create preferred network leveraging numerous convenient locations across multiple states
Network Effects	Increase traffic in stores and basket size by rebranding the pharmacies as Rite Aid[(2)] and merging and cross-offering loyalty programs
Broader Health Value Proposition	Broaden health and wellness value proposition and create a best-in-class, omni-channel retail experience
Enhanced Merchandising Experience	Leverage Front End capabilities and pharmacy expertise to enhance customer offering
Digital & E-Commerce	Creating long term solutions to meet our customers where and how they want to shop

~65% of total synergies (Narrow Networks and Network Effects)


RITE AID
Pharmacy Customer
Grocery Customer
Albertsons Companies

TOGETHER RITE AID WEWILL

(1) Expected to be realized by the end of February 2022, with associated one-time costs of $300 million.
(2) Excludes Jewel Osco.

39

Pro Forma Financial Snapshot 40 ($ billions) + Expected Synergies Store count 2,550 2,318 4,868 Revenues (1) $ 22.0 $ 61.0 $ 83.0 +$3.6bn Revenue opportunities Adj. EBITDA (1) % margin $ 0.6 3.0% $ 2.7 4.4% $ 3.4 4.1% $ 3.7 (2) 4.5% Net Debt/ EBITDA (3) 4.2x 4.3x 4.1x (4) 3.8x (4) Note: Store counts are as of Q4 ending February 2018 for Albertsons and March 3, 2018 for Rite Aid . (1) Figures presented are guidance for FY’18E ending February 2019. Rite Aid projected EBITDA is at the midpoint of guidance (~$645m) and Albertsons projected EBITDA ~$2,700m. Rite Aid and Albertsons combined projected EBITDA includes ~$80m in year one expected cost synergies. (2) Includes expected full run - rate cost synergies of $ 375m that Rite Aid and Albertsons believe can be realized by the end of February 2022, with an associated one - time cost of $400 milli on. (3) Rite Aid net debt of $2.7bn (inclusive of proceeds from sale of distribution centers) and Albertsons net debt of $ 11.2bn as of Q4 FY’18 for Rite Aid and Q4 FY’17 for Albertsons. (4) Pro forma net debt as of 2/24/2018 of $14.5bn includes expected proceeds from WBA transaction, refinancing, transaction costs and $2 00m potential cash consideration from cash election. Target <2.75x within 36 months

APPENDIX

FY 2019 Guidance 43 ($ in thousands, except per share amounts) Low High Total revenues 21,700,000$ 22,100,000$ Same store sales 0.00% 1.00% Gross capital expenditures 250,000$ 250,000$ Reconciliation of net loss to adjusted EBITDA: Net loss (95,000)$ (40,000)$ Adjustments: Interest expense 210,000 210,000 Income tax benefit (15,000) (10,000) Depreciation and amortization 380,000 380,000 LIFO charge 35,000 35,000 Loss on debt retirements 15,000 15,000 Store closing and impairment charges 40,000 40,000 Other 45,000 45,000 Adjusted EBITDA 615,000$ 675,000$ GUIDANCE RANGE

FY 2019 Guidance (cont.) 44 ($ in thousands, except per share amounts) Low High Net loss $ (95,000) $ (40,000) Add back - Income tax benefit (15,000) (10,000) Loss before income taxes (110,000) (50,000) Adjustments: Amortization of EnvisionRx intangible assets 85,000 85,000 LIFO charge 35,000 35,000 Loss on debt retirements 15,000 15,000 Adjusted income before adjusted income taxes 25,000 85,000 Adjusted income tax expense 7,000 24,000 Adjusted net income 18,000$ 61,000$ Diluted adjusted net income per share 0.02$ 0.06$ GUIDANCE RANGE

Q4 - Fiscal 2018 Reconciliation of Net Loss to Adjusted EBITDA 45 ($ in thousands) 13 Weeks Ended March 3, 2018 14 Weeks Ended March 4, 2017 Net Loss - Continuing Operations (483,673)$ (25,054)$ Adjustments: Interest expense 50,603 53,391 Income tax expense 216,719 48,262 Depreciation and amortization 93,609 102,906 LIFO credit (49,220) (28,987) Lease termination and impairment charges 47,675 25,575 Goodwill impairment 261,727 - Other 19,964 (8,523) Adjusted EBITDA - Continuing Operations 157,404 167,570 Percent of revenues - Continuing Operations 2.92% 2.84% Pro Forma Adjustments: Adjustment for additional week - (10,800) Adjustment to reflect a full TSA fee 15,800 24,000 Pro Forma Adjusted EBITDA - Continuing Operations 173,204$ 180,770$ CONTINUING OPERATIONS

Q4 - Fiscal 2018 Reconciliation of Net Loss to Adjusted Net Income 46 ($ in thousands, except per share amounts) 13 Weeks Ended March 3, 2018 14 Weeks Ended March 4, 2017 Net Loss $ (483,673) $ (25,054) Add back - Income tax expense 216,719 48,262 (Loss)/Income before income taxes (266,954)$ 23,208$ Adjustments: Amortization of EnvisionRx intangible assets 19,139 20,805 LIFO credit (49,220) (28,987) Goodwill impairment 261,727 - Merger and acquisition-related costs 6,885 7,944 Adjusted (loss)/income before income taxes (28,423)$ 22,970$ Adjusted income tax (benefit) expense (18,143) 3,160 Adjusted net (loss)/income (10,280)$ 19,810$ Net (loss) per diluted share (0.46)$ (0.02)$ Adjusted net (loss)/income per diluted share (0.01)$ 0.02$ CONTINUING OPERATIONS

47